Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

17 October 2008

Dear Sir,

Name of Company: First Pacific Company Limited (Stock Code: 00142)

Description of Securities: Ordinary Shares of par value of US$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day / Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
17 October 2008	952,000	On the Exchange	3.88	3.46	3,656,060.80
Total	952,000				3,656,060.80

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) — 11,222,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{11{,}222{,}000 \times 100}{3{,}220{,}823{,}003} \right)$$ — 0.348%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 April 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

LI Lai Man Nancy

Company Secretary

First Pacific Company Limited

dlw 11/7

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock code: 00142)

ANNOUNCEMENT

DISCLOSEABLE TRANSACTION ACQUISITION OF INTEREST IN PHILEX MINING CORPORATION

Introduction

Reference is made to the Company's discloseable transaction announcement of 6 October 2008 in relation to the entering into of a legally binding Term Sheet between the Company and Philex on 3 October 2008 which contemplates the acquisition of an approximate aggregate 20.16% interest in Philex by a wholly owned subsidiary of the Company.

Subsequent to the signing of the Term Sheet, the Company and Philex have entered into the Letter Agreement, supplementing the Term Sheet. The Term Sheet and the Letter Agreement are hereinafter together referred to as the Agreement.

The arrangements under the Agreement are summarised below:

1. Philex will now offer to sell 778,645,691 (approximately 20.06% interest in Philex) common shares of stock (comprising solely of treasury shares of Philex) of Philex on a pro-rata basis to all of its Existing Shareholders at the Offer Price of PhP7.92 (approximately US$0.1676 and approximately HK$1.31) per share for a consideration of approximately PhP6.167 billion (approximately US$130.5 million and approximately HK$1,017.8 million).

2. A wholly owned subsidiary or an affiliate of the Company, the Investor, shall acquire all the Offer Shares not taken up by Existing Shareholders under the Offer at the Offer Price. If none of the Offer Shares were taken up by the Existing Shareholders, the Investor shall acquire the entire amount of the Offer

Shares, being 778,645,691 common shares of stock in Philex at the Offer Price. The Investor may, if suitable opportunities arise, acquire further shares, so as to achieve an approximate 20% total shareholding in Philex, from the open market or from Existing Shareholders, subject to compliance with the Listing Rules.

3. The rights of the Investor under the Term Sheet have also been extended - the Investor now has the right to appoint two directors to the board of Philex and have access to financial and other information from Philex (for the purpose of equity accounting the earnings of Philex) upon the Investor having acquired at least 16% interest in Philex.

4. The expected completion of the transaction has been extended to no later than 28 November 2008.

Consideration

The consideration for the Proposed Transaction is based on the Offer Price. The Investor's maximum financial commitment for the Proposed Transaction will be up to approximately PhP6.167 billion (approximately US$130.5 million and approximately HK$1,017.8 million). The Proposed Transaction will be financed by internal cash and bank borrowings of the First Pacific group of companies. The Company will make one or more announcements, as and when appropriate, after the completion of the Offer, to inform shareholders as to the outcome of the Offer and the shareholding percentage in Philex to be taken up by the Company under the Proposed Transaction.

Reasons for the Proposed Transaction

There exists significant mineral deposits in the Philippines and the development of the mining industry is a particular focus of the Philippine Government and it actively encourages foreign investment in the mining sector. Philex is a company with a long history and which presently has strong cash flows derived from its existing mining interests. The Proposed Transaction represents an attractive opportunity to make an initial investment in a sector which the board of directors of the Company believes will deliver strong growth in the coming years.

Taking into account the above, the Directors are of the view that the terms of the Proposed Transaction are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Listing Rules Implications

The Proposed Transaction constitutes a discloseable transaction for the Company under the Listing Rules. Accordingly, a circular containing further details of the Proposed Transaction will be despatched to the Company's shareholders for information in accordance with the requirements of the Listing Rules. For information, the Company will not despatch a circular containing further details of the Proposed Acquisition described in the Company's announcement of 6 October 2008 as the arrangement has been superseded.

Introduction

Reference is made to the discloseable transaction announcement of First Pacific Company Limited (the "Company" or "First Pacific") of 6 October 2008 in relation to the entering into of a legally binding term sheet ("Term Sheet") between the Company and Philex Mining Corporation ("Philex") on 3 October 2008 which contemplates the acquisition of an approximate aggregate 20.16% interest in Philex by a wholly owned subsidiary of the Company (the "Announcement"). Unless otherwise defined or the context otherwise requires, capitalised terms referred to in this announcement shall have the meanings set forth in the Announcement.

Subsequent to the signing of the Term Sheet, the Company and Philex have entered into a letter agreement ("Letter Agreement"), supplementing the Term Sheet. The Term Sheet and the Letter Agreement are together referred to as the "Agreement".

The arrangements (the "Proposed Transaction") under the Agreement are summarised below:

1. Philex will now offer to sell 778,645,691 (approximately 20.06% interest in Philex) common shares of stock (comprising solely of treasury shares of Philex) of Philex ("Offer Shares") on a pro-rata basis to all of its existing shareholders ("Existing Shareholders") at the offer price of PhP7.92 (approximately US$0.1676 and approximately HK$1.31) per share (the "Offer Price") (the "Offer") for a consideration of approximately PhP6.167 billion (approximately US$130.5 million and approximately HK$1,017.8 million).

2. A wholly owned subsidiary or an affiliate of the Company (the "Investor") shall acquire all the Offer Shares not taken up by Existing Shareholders under the Offer at the Offer Price. If none of the Offer Shares were taken up by the Existing Shareholders, the Investor shall acquire the entire amount of the Offer Shares, being 778,645,691 common shares of stock in Philex at the Offer Price. The Investor may, if suitable opportunities arise, acquire further shares, so as to achieve an approximate 20% total shareholding in Philex, from the open market or from Existing Shareholders, subject to compliance with the Listing Rules.

3. The rights of the Investor under the Term Sheet have also been extended - the Investor now has the right to appoint two directors to the board of Philex and have access to financial and other information from Philex (for the purpose of equity accounting the earnings of Philex) upon the Investor having acquired at least 16% interest in Philex.

4. The expected completion of the transaction has been extended to no later than 28 November 2008.

Consideration

The consideration for the Proposed Transaction is based on the Offer Price. The Investor's maximum financial commitment for the Proposed Transaction will be up to approximately PhP6.167 billion (approximately US$130.5 million and approximately HK$1,017.8 million). The Proposed Transaction will be financed by internal cash and bank borrowings of the First Pacific group of companies. The Company will make one or more announcements, as and when appropriate, after the completion of the Offer, to inform shareholders as to the outcome of the Offer and the shareholding percentage in Philex to be taken up by the Company under the Proposed Transaction.

Reasons for the Proposed Transaction

There exists significant mineral deposits in the Philippines and the development of the mining industry is a particular focus of the Philippine Government and it actively encourages foreign investment in the mining sector. Philex is a company with a long history and which presently has strong cash flows derived from its existing mining interests. The Proposed Transaction represents an attractive opportunity to make an initial investment in a sector which the board of directors of the Company believes will deliver strong growth in the coming years.

Taking into account the above, the directors of the Company ("Directors") are of the view that the terms of the Proposed Transaction are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Listing Rules Implications

The Proposed Transaction constitutes a discloseable transaction for the Company under the Listing Rules. Accordingly, a circular containing further details of the Proposed Transaction will be despatched to the Company's shareholders for information in accordance with the requirements of the Listing Rules. For information, the Company will not despatch a circular containing further details of the Proposed Acquisition described in the Company's announcement of 6 October 2008 as the arrangement has been superseded.

General

The Company is a Hong Kong-based investment and management company with operations located in Asia. Its principal business interests relate to Telecommunications, Consumer Food Products, Infrastructure and Natural Resources.

Philex is a Philippine listed company engaged in exploration, development and utilisation of mineral resources.

The net asset value of Philex as at 31 December 2007 is PhP8,287 million (approximately US$200.8 million and approximately HK$1,565.9 million) and the net profits of Philex before and after taxation and extraordinary items are PhP5,621 million (approximately US$122.6 million and approximately HK$956.0 million) and PhP5,005 million (approximately US$109.1 million and approximately HK$851.3 million), respectively, for the financial year ended 31 December 2007 and net profits of Philex before and after taxation and extraordinary items are PhP3,572 million (approximately US$69.8 million and approximately HK$544.6 million) and PhP3,087 million (approximately US$60.3 million and approximately HK$470.7 million), respectively, for the financial year ended 31 December 2006.

To the best of the Directors' knowledge, information and belief and having made all reasonable enquiry, Philex and its respective ultimate beneficial owners are third parties independent of the Company and its connected persons.

By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

Hong Kong, 16 October 2008

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = HK$7.8 = PhP47.26. Percentages and figures expressed in millions have been rounded.

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Napoleon L. Nazareno
Ambassador Albert F. del Rosario
Sir David W.C. Tang*, *KBE*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Professor Edward K.Y. Chen*, *GBS, CBE, JP*

* *Independent Non-executive Directors*

END